LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

May 2, 2025

VIA EDGAR TRANSMISSION

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Listed Funds Trust (the “Trust”)
Securities Act Registration No. 333-215588
Investment Company Act Reg. No. 811-23226
Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust, on behalf of its series, Reckoner Leveraged AAA CLO ETF and Reckoner BBB-B CLO ETF (collectively the “Funds”), respectfully requests withdrawal of Post-Effective Amendment Number 355 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), which was filed for the purpose of registering shares of the Funds as new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of the series at this time.

The Trust has determined that it will not proceed with these series. Based upon the foregoing, the Trust believes that withdrawal of the above-referenced Post-Effective Amendment is consistent with the public interest.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the Post-Effective Amendment set forth above has been signed by the Secretary of the Trust on this 2nd day of May 2025.

If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary